UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35156 / March 19, 2024

In the Matter of

COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND
COLLER PRIVATE MARKET SECONDARIES ADVISORS, LLC
950 Third Avenue
New York, New York 10022

(812-15527)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries
Advisors, LLC, filed an application on November 27, 2023, and an amendment to the application
on February 5, 2024, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under
sections 6(c) and 23(c) of the Act granting an exemption from rule 23c-3 under the Act; and
pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain
registered closed-end management investment companies to issue multiple classes of shares and
to impose asset-based distribution and/or service fees, and early withdrawal charges.

On February 22, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35143). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC (File No. 812-15527),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.